POLYMET MINING CORP.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General and Special Meeting of Shareholders

To be held on

JUNE 16, 2021

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

JUNE 16, 2021

Dear Shareholder:

You are receiving this notification as PolyMet Mining Corp. ("PolyMet") has elected to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of a paper copy of the management information circulation (the "Information Circular"), shareholders receive this notice along with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

NOTICE IS HEREBY GIVEN that the 2021 Annual General and Special Meeting (the "Meeting") of shareholders of PolyMet will be held on Wednesday, June 16, 2021 at 10:00 a.m. (Pacific Time), at Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, and online by the way of a live webcast at www.virtualshareholdermeeting.com/PLM2021 for the following purposes:

1. to receive the 2020 Annual Information Form, including the audited consolidated financial statements for the year ended December 31, 2020 and the report of the auditor on those financial statements;

2. to elect seven directors to hold office until the close of the next annual meeting of shareholders;

3. to appoint Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditors;

4. to re-approve PolyMet's Omnibus Share Compensation Plan (the "Omnibus Plan") as approved by the shareholders in 2007 and as amended, restated, and confirmed from time to time, most recently by shareholders in 2018; and

5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The Board of Directors has fixed the close of business on April 28, 2021 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.  Only the registered shareholders as of the close of business on April 28, 2021 will be entitled to vote, in person or by proxy, at the Meeting.

In light of the ongoing public health concerns related to the coronavirus (COVID-19) and in order to comply with the measures imposed by the federal and provincial governments, the Company is providing shareholders the opportunity to attend the Meeting either in person or online and to vote either in person, online or by proxy at the Meeting.  The Company strongly encourages shareholders and others not to attend the meeting in person particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing.  Some Directors and Officers of the Company may or may not be physically present at the in-person Meeting but those not present in person will be participating via telephone.  Access to the in-person Meeting will be limited to essential personnel, registered shareholders and proxyholders entitled to vote at the Meeting.  For those that wish to attend in person, the Company would ask that shareholders advise the Company beforehand to ensure that it can maintain physical distancing and comply with the then current direction and advice from federal, provincial and municipal levels of government.  Shareholders or proxyholders who decide to participate online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements to do so.

If you are a registered PolyMet shareholder, you may vote by attending the Meeting in person however; in light of the current COVID-19 outbreak and the advice of government agencies, PolyMet strongly encourages you to, as promptly as possible, complete and return the form of proxy, or vote by proxy online, mail or telephone, as instructed in the Information Circular.  To be effective, your form of proxy must be received by Broadridge, 51 Mercedes Way, Edgewood, NY, 11717, no later than Monday, June 14, 2021 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair's sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) Broadridge, if you have given permission to your intermediary to disclose your share ownership information to PolyMet; or (b) your intermediary, if you have objected to your intermediary's disclosure of such information.

Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR. Such requests may be made online by going to www.proxyvote.com and entering the 16-digit control number located on the voting instruction form or notification letter provided to beneficial shareholders and following the instructions provided. Alternatively, such requests may be made by telephone at any time prior to the meeting by dialing 1-800-690-6903 and entering the 16-digit control number provided on the voting information form or notification letter provided to beneficial shareholders and following the instructions provided.

To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least fourteen business days in advance of the Annual General and Special Meeting and time set out in the proxy or voting instruction form.

VOTING

Beneficial shareholders are asked to return their voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

ONLINE: www.proxyvote.com

TELEPHONE: 1-800-690-6903

FACSIMILE: 1-866-623-5305 (For Canadian Shareholders only)

MAIL: Broadridge Financial c/o Vote Processing, 51 Mercedes Way, Edgewood NY 11707

DATED at St. Paul, Minnesota, as of the 28th day of April, 2021.

BY ORDER OF THE BOARD

signed "Jonathan Cherry"

Jonathan Cherry
Chairman, President, and Chief Executive Officer

INFORMATION CIRCULAR

TABLE OF CONTENTS

GENERAL INFORMATION	1

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	6

BUSINESS TO BE CONDUCTED AT THE MEETING	6
1) Presentation of Financial Statements
2) Election of Directors
3) Appointment of Auditors
4) Re-approval of PolyMet's Omnibus Share Compensation Plan
5) Other Business

STATEMENT ON CORPORATE GOVERNANCE	11

AUDIT COMMITTEE	12

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	13

DIRECTORS AND OFFICER INDEMNIFICATION AND INSURANCE	13

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	13

STATEMENT OF EXECUTIVE COMPENSATION	14
- Compensation Committee
- Objectives, Structure, and Elements of Executive Compensation
- Common Share Performance Graph
- Summary Compensation Table
- Incentive Plan Awards - Outstanding and Value Vested
- Termination and Change of Control Benefits
- Director Compensation
- Securities Authorized for Issuance under Equity Compensation Plans

ADDITIONAL INFORMATION	30

APPROVAL	30

SCHEDULE A: CORPORATE COVERNANCE DISCLOSURE	A-1

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 16, 2021

Unless the context otherwise requires, in this Information Circular all references to "PolyMet" and the "Company", refer to PolyMet Mining Corp. and its subsidiaries.  Unless otherwise stated, information in this Information Circular is given as at April 28, 2021.  All references in this Information Circular to "$" or to "US$" are to U.S. dollars.

INFORMATION ABOUT THIS INFORMATION CIRCULAR AND
THE 2021 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Why did I receive this Information Circular?

PolyMet has sent this Notice of Annual General and Special Meeting and Information Circular or Notice of the Meeting, together with the form of proxy (the "Form of Proxy"), because the Board of Directors is soliciting your proxy to vote at the 2021 Annual General and Special Meeting (the "Meeting") of shareholders.  This Information Circular contains information about the matters to be voted on at the Meeting and important information about PolyMet.  As many of the shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  References in this Information Circular to the Meeting include any adjournments or postponements of the Meeting.

PolyMet intends to mail a Notice of the Meeting on or about May 6, 2021 to all of the shareholders entitled to vote at the Meeting.

Delivery of Information Circular

The Canadian Securities Administrators have adopted amendments to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations, which allow the use of a "notice and access" system for the delivery of proxy related materials, annual financial statements and related management's discussion and analysis (the "Annual Materials").

Under this system, reporting issuers are permitted to deliver the Annual Materials by posting them on System for Electronic Document Analysis and Retrieval ("SEDAR") as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Annual Materials under this system.  The notice package must include (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Annual Materials; and (iv) a plain-language explanation of how the notice and access system works and how the Annual Materials can be accessed online.  Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically.  This notice package must be mailed to shareholders for whom consent to electronic delivery has not been received.

PolyMet has elected to send the Annual Materials to Beneficial Shareholders using the notice and access system.  As such, PolyMet will send the above mentioned notice package to beneficial shareholders which will include instructions on how to access PolyMet's Annual Materials online and how to request a paper copy.  Distribution of the Annual Materials under this system not only reduces printing and mailing costs, but it also reduces PolyMet's impact on the environment.

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What is the date, time and place of the Meeting?

The Meeting will be held at the offices of Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, and online by the way of a live webcast at www.virtualshareholdermeeting.com/PLM2021, on Wednesday, June 16, 2021 at 10:00 a.m. (Pacific Time).

Who can vote at the Meeting?

Only registered shareholders as at the close of business on April 28, 2021 will be entitled to vote at the Meeting.  As at April 28, 2021, there are 100,877,320 common shares without par value of PolyMet ("Common Shares") issued and outstanding.  Each person voting at the Meeting has one vote in a vote by show of hands.  If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

If on April 28, 2021, your Common Shares were registered directly in your name with the registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder.  As a registered shareholder, you may vote in person at the Meeting or vote by proxy.  Whether or not you plan to attend the Meeting, PolyMet urges you to, as promptly as possible, complete and return the Form of Proxy, or vote by proxy online, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

If on April 28, 2021, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in "street name".  The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Depositary Trust Company in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting.  As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name.  You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

At the Meeting, the shareholders will be asked to vote on the following resolutions:

  to elect seven directors to hold office until the close of the next annual meeting of shareholders;

  to appoint Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditors; and

  to re-approve PolyMet's Omnibus Share Compensation Plan (the "Omnibus Plan") as approved by the shareholders in 2007 and as amended, restated, and confirmed from time to time, most recently by shareholders in 2018.

How does the Board recommend that I vote?

The Board of Directors believe that the election of the seven nominees to the Board of Directors, the appointment of Deloitte & Touche LLP as the auditor and the approval of the Omnibus Plan are each in the best interests of PolyMet and the shareholders and, accordingly, recommends that each shareholder vote his or her shares "FOR" each of the named nominees for election to the Board of Directors, "FOR" the appointment of Deloitte & Touche LLP as the auditor and "FOR" the Omnibus Plan.

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What vote is required in order to approve each proposal?

Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to the Board of Directors who receive the largest number of favorable votes will be elected directors, up to the maximum number of directors set by ordinary resolution.  Shareholders are not entitled to cumulative votes for the election of directors.  Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favor of any nominee.

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of Deloitte & Touche LLP as the auditor and independent registered public accounting firm.

A simple majority of the votes of the disinterested shareholders (the votes of securities not held directly or indirectly by insiders who hold current outstanding stock options or other Awards under the Omnibus Plan and their associates) cast by proxy or in person at the Meeting is required to approve the resolution re-approving the Omnibus Plan.

Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of the Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter.  Common Shares represented by such broker "non-votes" will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

If you are a registered PolyMet shareholder, you may vote by attending the Meeting in person however; in light of the current COVID-19 outbreak and the advice of government agencies, PolyMet strongly encourages you to, as promptly as possible, complete and return the form of proxy, or vote by proxy online, mail or telephone, as instructed in the Information Circular.

  To vote in person at the Meeting, please come to the Meeting and you will receive an attendance card when you arrive.
        To vote by proxy over the telephone, please call 1-800-690-6903 up until 11:59 p.m. Eastern Time on Monday, June 14, 2021.

       To vote using a Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.

       To vote by proxy online, go to www.proxyvote.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the Form of Proxy.

Whether you are voting by paper or online proxy, your proxy must be received by Broadridge, Attention:  Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 no later than June 14, 2021 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed.  Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair's sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

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You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the Form of Proxy.  To exercise this right, please insert the name of your nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

PolyMet has two kinds of beneficial shareholders - those who have given permission to their intermediary to disclose their ownership information to PolyMet, otherwise referred to as "non-objecting beneficial owners", and those who have objected to their intermediary's disclosure of this information, otherwise referred to as "objecting beneficial owners".  As allowed under Canadian provincial securities laws, PolyMet has obtained a list of the non-objecting beneficial owners from intermediaries and has used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Broadridge.  If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

The voting instruction form that you will receive is similar to the proxy that PolyMet provides to the registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf.  No person will be admitted at the Meeting to vote by presenting a voting instruction form.

  To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.

  To vote in person at the Meeting, you must instruct Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

If you have any questions, contact Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified.  Unless otherwise indicated by you on the proxy, your Common Shares will be voted "FOR" each of the motions proposed to be made at the Meeting as stated in the proxy.

The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting.  The Board of Directors knows of no such amendment, variation or other matter that is to be presented for action at the Meeting.  However, if any other matters which are not now known to the Board of Directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy.  Under PolyMet's Articles, the quorum for the Meeting is two shareholders present in person or by proxy holding or representing at least 5% of the Common Shares.  If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

This means that you own Common Shares that are registered under different names.  For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization.  In these situations, you will receive multiple sets of proxy materials.  It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy online, and complete and return all voting instruction forms in order to vote all of the Common Shares you own.  Each paper proxy you receive will come with its own return envelope.  If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

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Can I revoke my proxy?

Yes, if you are a registered shareholder and have voted by paper or online proxy, you may revoke your proxy by delivering a duly executed proxy by paper or online with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at the Company's registered office at Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used.  You may also revoke your proxy in any other manner permitted by law.

If you are a non-objecting beneficial owner, you should contact Broadridge in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Broadridge.  Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

PolyMet will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials.  Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold Common Shares for beneficial shareholders.  PolyMet will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial shareholders.  In addition, proxies may be solicited by certain directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail.  No additional compensation will be paid to directors, officers or other employees for soliciting proxies.  PolyMet may, if determined advisable, retain at its cost an agency to solicit proxies in Canada and in the United States.

What if I have any questions regarding the Meeting?

If you have any questions regarding the Meeting, please contact either Broadridge or PolyMet as follows:

Broadridge

   by phone: 1-800-693-6903, or

   by mail: 51 Mercedes Way, Edgewood, New York 11717

PolyMet

   by phone: 1-651-389-4100;

   by email: info@polymetmining.com, or

   by mail: 444 Cedar Street, Suite 2060, St. Paul, MN 55101
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How can I find out the results of the voting at the Meeting?

Preliminary voting results will be announced at the Meeting.  Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available online at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available online at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of April 28, 2021, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, other than Glencore AG, which holds 71.4% of the outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

1.   Presentation of Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the report of the auditors thereon, will be placed before the Meeting.  Copies of the financial statements and management discussion and analysis ("MD&A") can be obtained by contacting PolyMet in writing at 444 Cedar Street, Suite 2060, St. Paul, MN 55101 or by e-mail at info@polymetmining.com.  Copies of such documents will be provided to shareholders free of charge.  These documents are also available online at www.sedar.com and www.sec.gov.

2.   Election of Directors

Director Nominees for Election

The Board of Directors passed a resolution to set the number of directors to be elected at seven.  All current directors intend to stand for re-election to the Board of Directors.  The Board of Directors has put forward the names of the directors as nominees as outlined below.

PolyMet has a majority voting policy in respect of election of directors.  In an uncontested election of directors of the Company, each director should be elected by the vote of a majority of the shares represented in person or by proxy at the shareholders' meeting convened for such election of directors.  If any nominee receives a greater number of votes "withheld" from his or her election than votes "for'' such election, that director shall promptly tender his or her resignation to the chair of the Board following the meeting. In this policy, an "uncontested election" means an election where the number of nominees for election as a director equals the number of directors to be elected.

The Nominating and Corporate Governance Committee (the "Committee") shall consider any such offer of resignation and recommend to the Board whether or not to accept it.  Any director who has tendered his or her resignation shall not attend or participate in the deliberations of either the Committee or the Board. The Committee shall recommend to the Board to accept the resignation of the director, absent exceptional circumstances. For the purposes of the policy "exceptional circumstances" may include: (i) the effect such resignation may have on the Company's ability to comply with any applicable commercial or corporate governance agreements, governance rules and policies or applicable corporate or securities laws; (ii) the director is a member of an established and active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director may jeopardize the achievement of the special committee's mandate; (iii) majority voting was used for a purpose inconsistent with the policy objectives of the Toronto Stock Exchange's majority voting requirement; or (iv) any other factors that the members of the Committee consider relevant.

The Board shall act on the Committee's recommendation within 90 days following the applicable shareholders' meeting and announce its decision through a press release, after considering the factors identified by the Committee and any other factors that the members of the Board consider relevant. For greater clarity, the Board will accept the resignation of the director absent exceptional circumstances. If the Board declines to accept the resignation, it should include in the press release the reasons for its decision.

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Forms of proxy provided for use at any shareholders meeting where directors are to be elected should enable the shareholders to vote in favor of, or to withhold from voting in respect of, each nominee separately. The results of the vote will be filed on SEDAR.

Subject to any applicable corporate law restrictions or requirements, if a resignation is accepted, the Board may leave the resulting vacancy unfilled until the next annual general meeting. Alternatively, it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there will be presented a management nominee or nominees to fill the vacant position or positions.

The term of each present director expires at the conclusion of the Meeting.  Each director elected at the Meeting will hold office until the conclusion of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with PolyMet's Articles or the Company's governing legislation.

PolyMet is not aware that any of the nominees will be unable or unwilling to serve as one of the directors; however, should PolyMet become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Board of Directors in its discretion, may select.

The persons named in the proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder "FOR" each named nominee.

The Board of Directors recommends a vote "FOR" each named nominee.

Information about Nominees for Directors

The following table provides certain information regarding the nominees for election to the Board of Directors. The respective nominees have provided this information to PolyMet as of April 28, 2021.

Name, Province/State and Country of Residence	Director Since	Position with PolyMet	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Jonathan Cherry Minnesota, United States	July 16, 2012	Director (4,5), Chairman, President & Chief Executive Officer	192,647 shares 672,500 options 340,014 RSU's
Alan R. Hodnik Minnesota, United States	March 9, 2011	Lead Independent Director (1,2,3,4)	23,314 shares 50,000 options 31,790 DSU's 2,885 warrants
Dr. David Dreisinger British Columbia, Canada	October 3, 2003	Director (2,3,4,5)	5,000 shares 45,000 options 31,790 DSU's
Stephen Rowland Connecticut, United States	October 30, 2008	Director (1,3)	23,264 shares 75,000 options 12,661 DSU's
David J. Fermo New York, United States	June 24, 2020	Director (1,2)	25,000 options 8,021 DSU's

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Name, Province/State and Country of Residence	Director Since	Position with PolyMet	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Roberto Huby Lima, Peru	June 24, 2020	Director (4,5)	Nil
Nathan Bullock Zug, Switzerland	July 1, 2020	Director (5)	Nil

Notes: (1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Nominating and Corporate Governance Committee.

(4) Member of the Health, Safety, Environment and Communities Committee.

(5) Member of the Technical Steering Committee.

(6) The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

The following is a brief profile of each of the nominees for election to the Board of Directors:

Jonathan Cherry has served as the President and Chief Executive Officer and as a member of the Board of Directors since July 2012.  He is the Chair of the Health, Safety, Environment and Communities Committee and is also a member of the Technical Steering Committee.  Mr. Cherry has been involved in the mining industry since 1990 and prior to joining the Company in 2012, Mr. Cherry's career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan's Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution Copper project in Arizona. Mr. Cherry is a licensed Professional Engineer.  Mr. Cherry currently resides in Minnesota, United States.

Dr. David Dreisinger has served as a member of the Board of Directors since October 2003.  He is the Chair of the Technical Steering Committee and is also a member of the Health, Safety, Environment and Communities Committee, Audit Committee and Nominating and Corporate Governance Committee.  Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently professor and chairholder of the Industrial Research Chair in Hydrometallurgy.  He has published over 300 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 24 U.S. patents for work in Hydrometallurgical applications in base, precious and rare metals.   Dr. Dreisinger serves as a director of Euro Manganese Inc., Search Minerals, Inc., and Cascadero Copper, and as Vice President - Metallurgy for each of Camrova Resources Inc. and Search Minerals Inc.  Dr. Dreisinger currently resides in British Columbia, Canada.

David Fermo has served as a member of the Board of Directors since June 2020.  He is the Chair of the Audit Committee and is also a member of the Compensation Committee.  Mr. Fermo initiated his career in South Africa as an auditor before moving to the United States to attend The Wharton School of Finance in Philadelphia. His career spans auditing, financial analysis, bond fund management and private banking. David's first position in the U.S. was with Paine Webber for 8 years in various positions including a Financial Analyst, reporting to the CFO of Paine Webber Group and the Asset Management Division where he managed Investment Grade and Mortgage Bond portfolios. Mr. Fermo also spent 6 years at Goldman Sachs Asset Management where he led a team of professionals nationally who placed investment products managed by Goldman Sachs with institutions.  He was also a Goldman Sachs appointee to the board of a client's registered mutual fund complex.  Mr. Fermo then spent over 22 years at J.P. Morgan, in three positions, encompassing both the Asset Management Division and the Private Bank.  Mr. Fermo retired from J.P. Morgan in 2017 and currently works with his son in a real estate endeavor.  Mr. Fermo holds degrees in business and accounting from the University of the Witwatersrand, Johannesburg, South Africa.  He is a Chartered Accountant (South Africa) and has an MBA from The Wharton School of the University of Pennsylvania.  Mr. Fermo currently resides in New York, United States.

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Alan R. Hodnik has served as a member of the Board of Directors since March 2011.  He is the Chair of the Compensation Committee, Chair of the Nominating and Corporate Governance Committee and is also a member of the Audit Committee and Health, Safety, Environment and Communities Committee.  Mr. Hodnik served as President of ALLETE Inc. from May 2009 until February 2019, CEO of ALLETE Inc. from May 2010 until present, and ALLETE Board Chairman from May 2011 until January 2020.  In February 2020, Mr. Hodnik was named ALLETE Executive Chairman until May 2021 as part of a planned and orderly succession process. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer.  As Chief Operating Officer, he provided leadership to BNI Coal Mining-North Dakota, Superior Water Light & Power-Wisconsin and transmission, distribution, generation, engineering, customer service for all aspects of Minnesota Power.  Minnesota Power is the region's power supplier, including serving all large industrial mining and paper producers within the mineral district where PolyMet's proposed mill is located.  Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987-1998.  The cities of Aurora and Hoyt Lakes co-host the PolyMet Erie Mine site location.  Mr. Hodnik maintains very strong working relationships with government, business, labor, education and community stakeholders in the State of Minnesota.  Mr. Hodnik serves on the Edison Electric Institute (EEI), as well as, the Essentia Health Systems Boards of Directors.  Mr. Hodnik currently resides in Minnesota, United States.

Roberto Huby has served as a member of the Board of Directors since June 2020.  He is also a member of the Health, Safety, Environment and Communities Committee and Technical Steering Committee.  Mr. Huby is the General Manager Corporate Affairs for Glencore's South American copper operations. He joined Glencore in 2007 and held various positions with responsibility in the marketing and assets divisions.  Mr. Huby also serves as member of the board of Compañia Minera Antamina SA, Compañia Minera Doña Ines de Collahuasi SCM, and Compañía Minera Antapaccay SA.  Mr. Huby holds a Bachelor of Science degree in industrial engineering from the Pontificia Universidad Catolica del Peru and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania. Mr. Huby currently resides in Lima, Peru.

Nathan Bullock has served as a member of the Board of Directors since July 2020.  He is also a member of the Technical Steering Committee.  He leads operational strategy, technical services, asset management, capital management and technology for Glencore's copper assets group, and brings to the board a broad range of operational and technical experience with his background in mining and processing across Australia and Africa in a range of commodities. Beginning his career as a geologist at Glencore's Mount Isa Mines in Australia, Mr. Bullock worked for 17 years across Glencore's North Queensland mining, processing and smelting assets. He joined BHP in early 2018 at its Olympic Dam operation, working on operational discipline and improvement across the uranium, gold, silver and copper assets before rejoining Glencore in late 2019 as CEO at Mopani Copper Mines in Zambia.  Mr. Bullock holds a bachelor's degree with honors in applied geology from Queensland University of Technology, and an MBA from Griffith University, both in Brisbane Australia, and holds a graduate certificate in Applied Finance and Investment.  Mr. Bullock currently resides in Zug, Switzerland.

Stephen Rowland has served as a member of the Board of Directors since October 2008.  He is also a member of the Nominating and Corporate Governance Committee and Compensation Committee.  Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988 and has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States.  Mr. Rowland currently resides in Connecticut, United States.

To the knowledge of PolyMet's management, no directors: (i) are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director; or (ii) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director.

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3.   Appointment of Auditors

Deloitte & Touche LLP has served as PolyMet's auditor since August 2019.  Upon the recommendation of the Audit Committee, it is proposed that Deloitte & Touche LLP be appointed as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.  If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that the current auditor, Deloitte & Touche LLP, will continue to act for PolyMet until such time as the shareholders approve an alternative auditor.

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of Deloitte & Touche LLP.

The persons named in the proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder "FOR" the appointment of Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.

The Board of Directors recommends a vote "FOR" appointing Deloitte & Touche LLP.

4. Re-Approval of PolyMet's Omnibus Share Compensation Plan ("Omnibus Plan")

Pursuant to the policies of the TSX, security based compensation arrangements, which do not have a fixed maximum aggregate of securities issuable, must be approved every three years by the shareholders of the listed issuer. The Omnibus Plan, as most recently approved by shareholders at the Annual General and Special Meeting held on July 15, 2018, reserves for issuance an aggregate number of share options, restricted shares and restricted share units and other share based awards limited to 10% of the issued and outstanding Common Shares.  This excludes 250,000 common shares underlying options granted pursuant to the exemption under section 613(c) of the TSX Company Manual to Jonathan Cherry as an inducement to Mr. Cherry entering into full time employment with PolyMet, which was approved by the TSX.

As of the date of this Information Circular, the maximum number of securities issuable under the Omnibus Plan was 10,087,732 or 10.0% of the number of PolyMet's securities outstanding with 3,063,705 or 3.0% outstanding securities granted under the Omnibus Plan and 7,024,027 or 7.0% remaining securities available for granting under the Omnibus Plan.

As of December 31, 2020 (PolyMet's financial year-end), the maximum number of securities issuable under the Omnibus Plan was 10,073,377 or 10.0% of the number of PolyMet's securities outstanding with 3,550,682 or 3.5% of outstanding securities granted under the Omnibus Plan and 6,522,695 or 6.5% remaining securities available for granting under the Omnibus Plan.

The Board of Directors re-approved the Omnibus Plan on April 28, 2021, subject to regulatory and shareholder approval.  For a summary of important provisions of the Omnibus Plan, see "Omnibus Plan" later in this Information Circular.  Further, a shareholder or any other interested party may obtain a copy of the current Omnibus Plan by contacting the Company or by accessing it online at www.sedar.com and www.sec.gov.

The Omnibus Plan is subject to TSX acceptance. Thereafter, notice of any awards granted under the Omnibus Plan must be given to the TSX.

Under the policies of the TSX, the Omnibus Plan must be re-approved by PolyMet's shareholders, excluding the votes of Common Shares held by insiders who are eligible to participate in the Omnibus Plan. An aggregate of 352,810 Common Shares are held by insiders who are eligible to participate in the Omnibus Plan and whose votes will be excluded in determining the number of votes cast in respect of the resolution to re-approve the Omnibus Plan.

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If the resolution to re-approve the Omnibus Plan is not approved, all unallocated options or other awards under the Omnibus Plan will be cancelled and PolyMet will not be permitted to grant further options or other awards under the Omnibus Plan until such time as renewal approval is obtained. In such a case, all outstanding options and other awards under the Omnibus Plan will remain outstanding and be unaffected, however any outstanding options or other awards that expire unexercised, are cancelled or are otherwise terminated shall not be available for regranting.

Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

"BE IT RESOLVED as an ordinary resolution THAT:

1.  Subject to the approval of the TSX and all other applicable regulatory authorities, the PolyMet Omnibus Share Compensation Plan (the "Omnibus Plan") and any unallocated entitlements thereunder, as most recently approved by shareholders at the Annual General and Special Meeting held on June 27, 2018 and re-approved by the Board of Directors on April 28, 2021, be and is hereby approved and adopted as the Omnibus Plan of the Company;

2.  PolyMet has the ability to continue granting securities under the Omnibus Plan until June 16, 2024, that is until the date that is three years from the date of this Meeting or any adjournment or postponement thereof, where approval of the holders of common shares is being sought;

3.  Notwithstanding that this resolution has been passed by the shareholders of PolyMet, the Board of Directors of PolyMet may revoke such resolution at any time before it has been effected without further action by the shareholders; and

4.  Any director or officer of PolyMet be and is hereby authorized, for and on behalf of PolyMet, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

The persons named in the management's proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder "FOR" the re-approval of the Omnibus Plan.

The Board of Directors recommends a vote "FOR" re-approval of PolyMet's Omnibus Share Compensation Plan.

5.  Other Business

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  However, if any other matters which are not now known to PolyMet shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT ON CORPORATE GOVERNANCE

PolyMet's Corporate Governance Disclosure in the form required by the National Instrument 58-101 - Disclosure of Corporate Governance Practices is set out in Schedule "A" to this Information Circular.

The Company's common shares are listed on the NYSE American under the trading symbol "PLM". Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A description of the significant ways in which the Corporation's governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

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  Shareholder Approval Requirement: NYSE American requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including the issuance of common shares of the Company to directors of the Company in a private placement transaction at a price per Unit that is less than the market value of the common shares of the Company on the date of the definitive agreement of the offering. The Company sought and received a waiver from NYSE American's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the TSX.

  In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company's home-country law, in which case, the Company shall make the disclosure of such transactions available on its website.

  Shareholder Meeting Quorum Requirement: Section 123 of the NYSE American Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders.  Under PolyMet's Articles, the quorum for the meeting is two of the shareholders present in person or by proxy holding or representing more than 5% of the Common Shares.

Under the rules of the NYSE American, the Company is considered a "controlled company" because Glencore AG holds more than 50% of the voting power of the Company. As a "controlled company," the Company is exempt from certain rules and requirements of the NYSE American related to corporate governance matters, including the rules requiring that (i) the Board of Directors be comprised of at least a majority of independent directors, (ii) the compensation of the executive officers be determined, or recommended to the Board of Directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors, and (iii) nominations for election to the Board of Directors be either selected, or recommended for the Board of Directors' selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors.

AUDIT COMMITTEE

PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and adopted corporate governance rules of the NYSE and NASDAQ National Market.

During 2020, the Audit Committee was composed of Michael M. Sill, Dr. David Dreisinger, and W. Ian L. Forrest from January 1, 2020 to June 24, 2020 and was composed of David J. Fermo, Dr. David Dreisinger, and Alan R. Hodnik from June 24, 2020 to December 31, 2020, each of whom, in the opinion of the Board of Directors, is independent as determined under the rules of the TSX and NYSE American and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by TSX and NYSE American rules.

During 2020, the Board of Directors determined that W. Ian L. Forrest qualified as the Audit Committee's "financial expert" from January 1, 2020 to June 24, 2020 and that David J. Fermo qualified as the Audit Committee's "financial expert" from June 24, 2020 to December 31, 2020 as defined under the rules of the TSX and NYSE American and both were "financially sophisticated" as defined under the rules of the NYSE American.

Both Mr. Forrest and Mr. Fermo qualify as a financial expert and are financially sophisticated, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and have a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

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The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.  In 2020, the Audit Committee met seven times, and the attendance of each committee member is listed below:

Audit Committee Member	Attendance
David Dreisinger	7/7
David J. Fermo [2]	4/4
W. Ian L. Forrest [1]	3/3
Alan R. Hodnik [2]	4/4
Michael M. Sill [1]	3/3
(1) Mr. Forrest and Mr. Sill resigned from the Audit Committee effective June 24, 2020.
(2) Mr. Fermo and Mr. Hodnik were appointed to the Audit Committee effective June 24, 2020.

The Audit Committee also meets with the Company's President and CEO, the Company's CFO, and the Company's independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company's audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management's discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE American and other governing regulatory authorities.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors' and Officers' Liability Insurance

In accordance with the Company's Articles, PolyMet maintains Director & Officer Liability insurance policies to provide insurance against possible liabilities incurred by directors and officers in their capacity as directors and officers of the Company.  The current annual premium of US$499,400 is paid by the Company which provides coverage in the aggregate amount of US$45 million per policy period.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, PolyMet is not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of the outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of PolyMet's subsidiaries.

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STATEMENT OF EXECUTIVE COMPENSATION

In this Management Proxy Circular, a "Named Executive Officer" ("NEO") means: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) the three other most highly compensated executive officers at the end of the financial year; and (iv) each individual who would be an NEO but for the fact that the individual was neither an executive officer, nor serving in a similar capacity as the end of the financial year.  For the financial year ended December 31, 2020, PolyMet had five NEO's, namely Messrs. Jonathan Cherry, Patrick Keenan, Richard Lock, Ryan Vogt and Andrew Ware. Mr. Ware is not an executive officer (for the purposes of applicable securities legislation) but constitutes a NEO.

Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of PolyMet.  In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan and Share Bonus Plan.

Composition of the Compensation Committee

During 2020, the Compensation Committee was composed of Alan R. Hodnik, W. Ian L. Forrest and Stephen Rowland from January 1, 2020 to June 24, 2020 and was composed of Alan R. Hodnik, David J. Fermo, and Stephen Rowland from June 24, 2020 to December 31, 2020.  Alan R. Hodnik, W. Ian L. Forrest, and David J. Fermo were, in the opinion of the Board of Directors, independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide.  Stephen Rowland was, in the opinion of the Board of Directors, not considered to be independent and serves on the Compensation Committee as a result of the Company's status as a "controlled company", as described below.

The Company's Common Shares are listed on the NYSE American. Under the rules of the NYSE American, the Company is considered a "controlled company" because Glencore AG holds more than 50% of the voting power of the Company. As a "controlled company," the Company is exempt from certain rules and requirements of the NYSE American related to corporate governance matters, including the rules requiring that the compensation of the Company's executive officers be determined, or recommended to the Board of Directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors.

Each of the members of the Compensation Committee has extensive experience in executive compensation and corporate management.  The Compensation Committee Chair, Mr. Hodnik, served as the President of ALLETE Inc. from May 2009 until February 2019, CEO of ALLETE Inc. from May 2010 until February 2020, and ALLETE Board Chairman from May 2011 until January 2020.  In February 2020, Mr. Hodnik was named ALLETE Executive Chairman until May 2021 as part of a planned and orderly succession process.  Allete Inc., is a Minnesota-based utility, with approximately 1,400 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in northeastern Minnesota.  Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States.  Mr. Fermo's career spans auditing, financial analysis, bond fund management and private banking.  Mr. Fermo retired from J.P. Morgan in 2017.  See the "Information about Nominees for Directors" above for additional information on qualifications and experience of current committee members.

PolyMet has utilized a compensation consultant, The Human Well, since August 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet's incentive plans in contributing to corporate performance. The Compensation Committee used this data to ensure PolyMet has the ability to attract, retain and motivate directors and key executives.  Compensation is intended to be competitive with similar positions in the comparator group.  The comparator group includes publicly held companies of similar size and market capitalization in Canada and the United States and other companies operating in the mining industry in North America.  PolyMet uses comparator group information as a general guide to assist in comparing and reviewing compensation levels and establishing compensation arrangements.  PolyMet does not rely solely on specific benchmarks relative to the comparator group or any particular company in the comparator group but does consider this information when setting the overall compensation strategy.

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PolyMet paid the following fees to The Human Well for these services for the years ended December 31, 2020 and 2019.

Year Ended	Executive Compensation Related Fees (US$)	All Other Fees (US$)
December 31, 2020	500	Nil
December 31, 2019	29,100	Nil

The Human Well will continue to provide PolyMet with compensation consulting services for the current financial year.

No members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any subsidiaries within the last three years, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet.  In addition, executive officers have not served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of the Compensation Committee or Board of Directors. All meetings of the Compensation Committee are documented in the form of meeting minutes.

The Compensation Committee met four times during the year, and the attendance of each committee member is listed below:

Compensation Committee Member	Attendance
W. Ian L. Forrest (1)	1/1
David J. Fermo (2)	3/3
Alan R. Hodnik	4/4
Stephen Rowland	4/4

(1) Mr. Forrest resigned from the Compensation Committee effective June 24, 2020.
(2) Mr. Fermo was appointed to the Compensation Committee effective June 24, 2020.

Objectives of Executive Compensation

Due to the competitive nature of the industry, executive talent has significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize business objectives underlies the design and implementation of all compensation programs.

The Compensation Committee endeavors to ensure that PolyMet's compensation policies:

  align the short-term and long-term interests of its management team with those of its shareholders;

  attract and retain highly qualified executives;

  motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives; and

  ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet.

The Compensation Committee has adopted share ownership guidelines for directors and other key personnel.  As of April 28, 2021, the Compensation Committee was satisfied that these goals are being met in a timely fashion.

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Risks Associated with PolyMet's Compensation Policies and Practices

The Company's compensation program is structured in a way that does not encourage excessive risk-taking by employees.  Performance targets are designed to measure a mixture of financial and non-financial measures and to balance short-term and longer-term objectives.  No single metric or objective can significantly impact executive compensation in a given year.

The compensation mix between base salary and at-risk pay (long-term incentives), and the balance between short-term (paid in cash and stock) and long-term incentives (paid in stock options, restricted stock, and restricted stock units), are designed to ensure that executive officers do not take inappropriate or excessive risks in the performance of their duties.  Before recommending the compensation mix to the Board, the Compensation Committee undertakes an annual review of the compensation policies and programs and considers the implications and risks associated with such policies and programs.  Based on its most recent review, the Compensation Committee did not identify any risks from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Policy against Hedging

No executive officer or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation held directly or indirectly.

Structure of Executive Compensation

PolyMet's compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the overall assessment of each executive officer's individual performance, and each executive officer's contribution towards meeting corporate objectives, levels of responsibility and length of service.  PolyMet has structured long-term incentives to ensure that compensation is closely aligned with shareholder interests and that a significant proportion of compensation is at risk and linked to PolyMet's success.

Elements of Executive Compensation

PolyMet's compensation package for its executive officers consists of base salary, short-term incentives, long-term incentives, and customary employment benefits.  See the "Summary Compensation Table" for disclosure of total direct compensation (as such term is defined in Form 51-102F6 - Statement of Executive Compensation) paid to the NEO's during the three most recently completed financial years.

The Compensation Committee believes that the elements of executive compensation, when combined, form an appropriate mix of compensation.  The elements provide competitive salary, link executive compensation to corporate and individual performance (which rewards behavior that creates long-term value for shareholders and other shareholders), and encourage retention with time-based vesting attached to long-term incentives.

For the Company's executive officers, the compensation mix is established with an emphasis on variable (or "at risk") pay, which is not guaranteed, including a strong equity-linked component.  The total value is weighted towards "at-risk" variable compensation, which is based on performance and ties total direct compensation to the achievement of current and longer-term corporate objectives and strategies.

Base Salary

Base salary levels reflect the fixed component of pay that compensates the NEO's for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives.  Base salaries are reviewed on an annual basis for each individual and adjusted where it is deemed necessary.  In order to ensure that base salaries are competitive relative to similar positions within the mining industry, industry salary surveys are reviewed.  Other considerations taken into account when examining base salaries include:  years of experience, the contribution which the individual can make and has made to the success of the Company, the level of responsibility and authority inherent in the individual's job, and leadership qualities of the individual.

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Annual and Long-Term Incentives

The Company has an Annual or Short-Term Incentive Plan ("STIP") and Long-Term Incentive Plan ("LTIP") developed by the Compensation Committee and approved by the Board, pursuant to which key employees are eligible for a bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP and LTIP are satisfied.  Incentives are based on two factors, namely (i) the achievement of specific corporate objectives, and (ii) the individual's performance.  The weighting is based on the individual's level in the Company.  The evaluation of PolyMet's corporate performance is based on achievement of specific targets such as achievement of environmental review and permitting milestones, operating expenditures, and safety. The individual performance component is more subjective and is based on individual goals established at the beginning of the year for each individual, which are linked to the achievement of the Company's goals.

PolyMet's incentive compensation policy provides for targets for short-term and long-term incentive compensation as a percentage of base salary.  These targets are then multiplied by a performance factor to arrive at a final bonus as a percentage of salary. The performance factor is designed to provide the flexibility to recognize exceptional performance of an individual and is determined by the Compensation Committee with respect to the Chief Executive Officer, and jointly by the Compensation Committee and the Chief Executive Officer for other individuals. The performance factor, together with the targets, create a limit (the "maximum permissible bonus") on the incentive compensation as a percentage of base salary.

Ultimately, the Compensation Committee uses its discretion at the end of the year when comparing actual achievements against the performance criteria prescribed by the STIP and LTIP. The Compensation Committee believes that rigid formulas can occasionally lead to an unwarranted result that does not accurately reflect performance and believes that the discretion of the Board should be the ultimate determinant of final, overall compensation within the context of pre-determined guidelines.

Incentive Plan Awards

Short-term incentives consist of cash and vested stock.  Long-term incentives consist of stock options, restricted stock, restricted stock units, deferred stock units, performance stock units and other stock-based awards.  All stock-based awards are governed by the Omnibus Plan, described in detail below.

Omnibus Plan

PolyMet's Omnibus Plan was approved by shareholder at the 2007 Annual and Special Meeting held on June 27, 2007, reapproved by shareholder at the 2010 Annual General and Special Meeting held on July 7, 2010, further amended and reapproved by shareholder at the 2012 Annual General and Special Meeting held on July 10, 2012, reapproved by shareholder at the 2015 Annual General and Special Meeting held on July 15, 2015, and further amended and reapproved by shareholder at the 2018 Annual General and Special Meeting held on June 27, 2018  and is administered by the Compensation Committee.

The Omnibus Plan provides the flexibility to issue many types of incentive awards, including stock options, restricted stock, restricted stock units, deferred stock units, performance stock units, and other stock-based awards.

Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price.  Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of the shares increase.  Thus, stock option grants focus management's attention on long-term growth in shareholder value and share price appreciation.  Stock options also are a valuable retention tool because stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, stock options are forfeited if the recipient's employment with PolyMet terminates.

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General Provisions of the Omnibus Plan

The following is a summary of important provisions of the Omnibus Plan.  A shareholder or any other interested party may obtain a copy of the current Omnibus Plan by contacting the Company or by accessing it online at www.sedar.com and www.sec.gov.

Purpose.  The purpose of the Omnibus Plan is to promote the interests and long-term success by (i) furnishing certain directors, officers, employees or consultants of the Company with greater incentive to further develop and promote the business and financial success of the Company, (ii) furthering the identity of persons to whom awards may be granted with those of the shareholder of the Company, and (iii) assisting the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

Eligible Participants.  The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a "Consultant"), or to a person otherwise approved by the Compensation Committee (any such person or company is called an "Eligible Person").

Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will be 10% of all issued and outstanding Common Shares; of which 364,000 Common Shares are reserved for issuance as Bonus Shares.  A further 250,000 common shares are reserved for issuance pursuant to an exemption under Section 613(c) of the TSX Company Manual as an inducement to Mr. Cherry entering into full time employment with PolyMet.

Maximum Grant to Insiders. The aggregate number of Common Shares issuable to all Participants that are insiders in any one year period cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding those Common Shares issuable under PolyMet's existing Share Bonus Plan.

Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding those Common Shares issuable under PolyMet's existing Share Bonus Plan.

Maximum Grant to Any One Participant.  Subject to the restrictions set forth above, the aggregate number of Common Shares issuable to any one Participant in any one year period, cannot exceed, in aggregate, 5% of the total number of outstanding Common Shares.

Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options and other U.S. Awards cannot exceed 10 million (post-consolidated basis) Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

Exercise Price of Options.  The exercise price per Common Share for options is fixed by the Compensation Committee.  Under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE on the previous day of the date of grant.

Vesting of Options.  Vesting is at the discretion of the Compensation Committee.  However, if a Participant's employment is terminated by PolyMet without cause, or a Participant's contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 10th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

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Exercise of Options.  Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

Restricted Stock.  The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

Deferred Stock Unit. The Compensation Committee is authorized to grant Deferred Stock Units to Eligible Persons under the Omnibus Plan. A Deferred Stock Unit Award will be subject to a Deferred Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

Performance Stock Unit. The Compensation Committee is authorized to grant Performance Stock Units to Eligible Persons under the Omnibus Plan.  A Performance Stock Unit granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares, other securities, other Awards, and (ii) will confer on the shareholder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes.

Other Stock-Based Awards.  The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Stock-Based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

Termination of Options.  Except as may be determined by the Compensation Committee or the Board of Directors; (i) if a Participant resigns or a Participant's contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant's employment is terminated by PolyMet without cause, or a Participant's contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant's employment is terminated by PolyMet for cause, or a Participant's contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant's contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant's employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

Termination of Restricted Stock, Restricted Stock Units, and Deferred Stock Units.  Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant's termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Common Shares of Restricted Stock, Restricted Stock Units, and Deferred Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock or Restricted Stock Units.

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Change in Status.  A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

Assignability.  Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a "permitted assign" as defined in the Omnibus Plan.

Procedure for Amending.  The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or cancel any option and replace such option with an option with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including the Stock Exchanges), amendments to vesting provisions of Award agreements, and amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration.

Financial Assistance.  PolyMet does not provide financial assistance to Participants with respect to any Award.

Adjustments to Awards.  Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet's capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favorable to the Participant); or (iv) commute for or into any other security or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

Control Change and Going Private Transaction.   In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take-over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction.  In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a "going private transaction"), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.

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Share Bonus Plan (reserved for issuance under the Omnibus Plan)

In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the "Key Employees"). The directors and Key Employees are collectively referred to as the "Share Bonus Plan Participants". The Share Bonus Plan provides for the Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. The Board of Directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since the share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

The Share Bonus Plan was initially adopted by the Board of Directors on November 5, 2003 and was approved by 98.42% of disinterested shareholders at the Annual General and Special Meeting held on May 28, 2004.

On November 4, 2004, PolyMet adopted, and shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet's Incentive Stock Option plan to not more than 20% of the issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 289,000 Common Shares.  Milestone 1 and Milestone 2 have been reached and the 289,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

At the Annual General and Special Meeting held on June 21, 2006, 98.82% of disinterested shareholders approved the issue of a total of 235,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible.  Milestone 3 was met on October 24, 2006 and the 235,000 shares issuable upon the achievement of Milestone 3 have been issued.

At the Annual General and Special Meeting held on June 27, 2007, 97.83% of disinterested shareholders approved PolyMet's Omnibus Plan.  The Omnibus Plan provided for the issuance of a total of 594,000 common shares under the Share Bonus Plan, of which 364,000 common shares remain to be issued upon achievement of Milestone 4.

At the Annual General and Special Meeting held on June 17, 2008, 84.13% of disinterested shareholders approved the issuance of 364,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 - commencement of commercial production for the NorthMet Property.

Annual Burn Rate

The table below sets out the burn rates of the awards granted under the Company's Omnibus Plan for the three most recently completed financial years.  The burn rate is calculated as the number of securities granted under the arrangements during the applicable financial year, divided by the weighted average number of securities outstanding for such period.

	December 2020 Burn Rate	December 2019 Burn Rate	December 2018 Burn Rate
Omnibus Plan	1.0%	0.8%	1.2%

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Common Share Performance Graph

PolyMet's Common Shares trade on the Toronto Stock Exchange (the "TSX") under the symbol "POM".  The Common Shares also trade on the NYSE under the symbol "PLM".  Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on the Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index and S&P TSX Composite Index - Metals and Mining for the period of February 1, 2016 to December 31, 2020.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

The S&P/TSX Composite Index is an index of the share prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. The S&P/TSX Metals & Mining Industry Index is comprised of the world's leading mining companies with holdings and projects all over the globe. Stocks included in this index provide diverse geographic exposure to mining companies and broad exposure to metals and minerals. As such, it is difficult to directly compare the NEO compensation with the trends reflected in the graph above.

The trend shown in the above graph does not correspond to the Company's compensation to its executive officers for the year ended December 31, 2020 or for any prior fiscal periods. The Company's executive compensation is based on a number of factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company's performance (which is not necessarily tied exclusively to the trading price of the common shares on the TSX) and other factors discussed above. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its executive officers. These include, among other things, market perception of the Company's ability to timely navigate the environmental regulatory and legal framework required for developing the NorthMet project, trading volume in the Company's common shares, and changes in general conditions in the economy and financial markets. The Company's philosophy is to reward the achievement of tangible objectives, not capital market speculation which may or may not be related to the performance of the executive officer.

The Company's executive compensation package is designed to attract and retain top quality managers for the longer-term to manage and grow the business through both adverse and favorable economic cycles. During the year ended December 31, 2020, a significant portion of executive officer compensation was based on long-term incentives with the ultimate value received tied directly to the Company's share price performance.

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The Company's focus over the last three years has been on supporting agency review of permit applications, issuance of draft permits and approvals, issuance of final permits and approvals, defense of permits, site monitoring and permit compliance, maintenance of existing infrastructure, advancing Project engineering and activities to facilitate the transition to construction.

Major highlights and recent events include:

  In April 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the Permit to Mine back to the Minnesota Department of Natural Resources ("MDNR") for an open-ended contested case hearing and instead limited the contested case hearing to one specific, narrow issue, regarding the effectiveness of bentonite clay capping for eventual closure of the tailings basin.  The Supreme Court also reversed the Court of Appeals' decision to require contested case hearings on the dam safety permits;

  In February 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the air permit back to the Minnesota Pollution Control Agency ("MPCA").  The Supreme Court ruled in favor of the Company on the most significant legal issue and returned the case to the Court of Appeals to resolve a limited number of items the lower court had not specifically addressed in its original decision.  This resolution is anticipated during the second or third quarter of 2021;

  Following receipt of the final key permit in March 2019, the Company completed geotechnical investigations, implemented its environmental management system and strengthened its financial position;

  In November 2019, mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;

  In June 2019, a $265.0 million rights offering was completed with the proceeds used to fully repay outstanding debt and strengthen the Company's financial position.  The rights offering, resulted in Glencore owning 71.6% of the Company's issued shares;

  In March 2019, the federal Record of Decision and wetlands permit were received from the United States Army Corp of Engineers, which was the last key permit or approval needed to construct and operate the Project;

  In December 2018, all MPCA permits for NorthMet for which the Company had applied were received, including air and water permits;

  In November 2018, all MDNR permits for NorthMet for which the Company had applied were received, including the Permit to Mine, dam safety and water appropriations permits;

  In June 2018, the Company and United States Forest Service completed the federal land exchange giving PolyMet title and control over both surface and mineral rights in and around the NorthMet ore body;

  In March 2018, the 2018 Technical Report under NI 43-101 was issued incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update included detailed capital costs, operating costs, and economic valuations for the permitted mine plan, as well as discussion of potential future opportunities; and

  As noted in the "Permitting" section above, a number of challenges have been filed contesting various aspects of federal and state permitting decisions.  The Company has received favorable decisions in all final rulings to date.

In determining executive compensation, the Compensation Committee took into consideration corporate performance and individual performance.  Although individual performance of the executives met performance objectives on a number of fronts, corporate performance had its mixture of successes and challenges.

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Summary Compensation Table

The following table provides a summary of compensation awarded, earned, paid, or payable during the years ended December 31, 2020, 2019 and 2018 to the NEO's.

Name and principal position	Year Ended	Salary (US$)	Share- based awards (US$)(1)	Option- based awards (US$)(2)	Non-equity Annual incentive plans (US$)	Pension value (US$)(3)	All other compensation (US$)	Total compensation (US$)
Jonathan Cherry Chairman, President and Chief Executive Officer	Dec 2020 Dec 2019 Dec 2018	439,200 426,400 412,000	846,900 412,100 343,500	Nil 416,500 349,400	412,000 586,300 556,200	17,100 16,800 15,900	Nil Nil Nil	1,715,200 1,858,100 1,677,000
Patrick Keenan Executive Vice President and Chief Financial Officer	Dec 2020 Dec 2019 Dec 2018	341,100 331,200 320,000	548,200 266,700 152,400	Nil 269,600 156,200	160,000 227,700 216,000	17,100 16,800 15,900	Nil Nil Nil	1,066,400 1,112,000 860,500
Richard Lock (4) Senior Vice President and Project Director	Dec 2020 Dec 2019 Dec 2018	325,000 Nil Nil	162,500 Nil Nil	Nil Nil Nil	150,000 Nil Nil	17,100 Nil Nil	Nil Nil Nil	654,600 Nil Nil
Ryan Vogt Corporate Controller	Dec 2020 Dec 2019 Dec 2018	189,800 184,300 178,000	184,500 84,400 79,100	Nil 85,300 80,500	70,000 95,800 85,500	11,400 11,100 10,700	Nil Nil Nil	455,700 460,900 433,800
Andrew Ware Chief Geologist	Dec 2020 Dec 2019 Dec 2018	173,900 168,800 165,500	117,900 51,100 38,900	Nil 51,800 38,300	80,000 122,400 103,400	10,400 10,100 9,900	Nil Nil Nil	382,100 404,200 356,000

Notes:(1) Share-based awards:  The fair value of each share-based award is based on the Company's share price the day prior to the grant and is granted for long term incentive purposes.

Mr. Cherry:  On March 30, 2018, Mr. Cherry was granted 394,768 restricted share units valued at $343,500 with 123,715 vesting on production and the remaining 271,053 vesting on March 30, 2020.  On January 7, 2019, Mr. Cherry was granted 508,720 restricted share units valued at $412,100 with vesting on January 7, 2021.  On January 6, 2020, Mr. Cherry was granted 3,257,375 restricted share units valued at $846,900 with vesting on January 6, 2022.

Mr. Keenan:  On March 30, 2018, Mr. Keenan was granted 175,104 restricted share units valued at $152,400 with 80,075 vesting on production and the remaining 95,029 vesting on March 30, 2020. On January 7, 2019, Mr. Keenan was granted 329,268 restricted share units valued at $266,700 with vesting on January 7, 2021.  On January 6, 2020, Mr. Keenan was granted 2,108,333 restricted share units valued at $548,200 with vesting on January 6, 2022.

Mr. Lock:  On January 1, 2020, Mr. Lock was granted 625,000 restricted share units valued at $162,500 with vesting during November 2020 and December 2020.

Mr. Vogt:  On March 30, 2018, Mr. Vogt was granted 90,973 restricted share units valued at $79,100 with 28,510 vesting on production and the remaining 62,463 vesting on March 30, 2020.  On January 7, 2019, Mr. Vogt was granted 104,207 restricted share units valued at $84,400 with vesting on January 7, 2021.  On January 6, 2020, Mr. Vogt was granted 709,707 restricted share units valued at $184,500 with vesting on January 6, 2022.

Mr. Ware:  On March 30, 2018, Mr. Ware was granted 44,643 restricted share units valued at $38,900 with vesting on March 30, 2020.  On January 7, 2019, Mr. Ware was granted 63,072 restricted share units valued at $51,100 with vesting on January 7, 2021.  On January 6, 2020, Mr. Ware was granted 453,288 restricted share units valued at $117,900 with vesting on January 6, 2022.

On July 4, 2019, the Company closed a Rights Offering which had an effect on outstanding equity securities.  The Omnibus Plan authorizes the Board to make appropriate adjustments to the terms of outstanding stock options and restricted share units to reflect changes to the Common Shares resulting from corporate transactions such as the Rights Offering.  As such, the Company obtained approval from the Toronto Stock Exchange on August 16, 2019 to apply an anti-dilution adjustments to all shareholders of equity based securities as of the record date of the Rights Offering.  Holders of restricted share units on the record date of the Rights Offering received an increase to their respective holdings of 15.41%.

On August 26, 2020, the Company completed a share consolidation at a ratio of ten pre-consolidation common shares for one post-consolidation common share.  Holders of restricted share units on the effective date of the share consolidation received a decrease to their respective holdings.

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(2) Option-based awards:  The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model and is granted for long term incentive purposes.

Mr. Cherry:  On March 30, 2018, Mr. Cherry was granted 688,000 stock options with immediate vesting. These options expire March 30, 2023 and had an original exercise price of $0.8700. The fair value of $235,200 was determined using the following key assumptions:  risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.5 years.  On March 30, 2018, Mr. Cherry was granted 314,000 stock options with vesting on production.  These options expire March 30, 2023 and had an original exercise price of $0.8700.  The fair value of $114,200 was determined using the following key assumptions: risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.0 years.  On January 7, 2019, Mr. Cherry was granted 1,449,000 stock options with immediate vesting.  These options expire January 7, 2024 and had an original exercise price of $0.8100.  The fair value of $416,500 was determined using the following key assumptions:  risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years.

Mr. Keenan:  On March 30, 2018, Mr. Keenan was granted 241,000 stock options with immediate vesting.  These options expire March 30, 2023 and had an original exercise price of $0.8700.  The fair value of $82,400 was determined using the following key assumptions:  risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.50 years.  On March 30, 2018, Mr. Keenan was granted 203,000 stock options with vesting on production.  These options expire March 30, 2023 and had an original exercise price of $0.8700.  The fair value of $73,800 was determined using the following key assumptions:  risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.00 years.  On January 7, 2019, Mr. Keenan was granted 938,000 stock options with immediate vesting.  These options expire January 7, 2024 and had an original exercise price of $0.8100.  The fair value of $269,600 was determined using the following key assumptions:  risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years.

Mr. Vogt:  On March 30, 2018, Mr. Vogt was granted 72,000 stock options with vesting on production.  These options expire March 30, 2023 and had an original exercise price of $0.8700.  The fair value of $26,200 was determined using the following key assumptions:  risk free interest rate of 2.39%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 59.93%, and estimated life of 3.00 years.  On January 7, 2019, Mr. Vogt was granted 297,000 stock options with immediate vesting.  These options expire January 7, 2024 and had an original exercise price of $0.8100.  The fair value of $85,300 was determined using the following key assumptions:  risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years.

Mr. Ware:  On March 30, 2018, Mr. Ware was granted 112,000 stock options with immediate vesting.  These options expire March 30, 2023 and had an original exercise price of $0.8700.  The fair value of $38,300 was determined using the following key assumptions:  risk free interest rate of 2.33%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 61.80%, and estimated life of 2.50 years.  On January 7, 2019, Mr. Ware was granted 180,000 stock options with immediate vesting.  These options expire January 7, 2024 and had an original exercise price of $0.8100.  The fair value of $51,800 was determined using the following key assumptions:  risk free interest rate of 2.52%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 54.56%, and estimated life of 2.50 years.

On July 4, 2019, the Company closed a Rights Offering which had an effect on outstanding equity securities.  The Omnibus Plan authorizes the Board to make appropriate adjustments to the terms of outstanding stock options and restricted share units to reflect changes to the Common Shares resulting from corporate transactions such as the Rights Offering.  As such, the Company obtained approval from the Toronto Stock Exchange on August 16, 2019 to apply an anti-dilution adjustments to all shareholders of equity based securities as of the record date of the Rights Offering.  Holders of  stock options as of the record date of the Rights Offering, received a 13.35% price reduction in the current exercise price.

On August 26, 2020, the Company completed a share consolidation at a ratio of ten pre-consolidation common shares for one post-consolidation common share.  Holders of restricted share units on the effective date of the share consolidation received a decrease to their respective holdings.

(3) Pension value:  Balances represent Company contributions under 401K pension plan.

(4) Mr. Lock was appointed Project Director on January 1, 2020.

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Incentive plan awards - outstanding share-based awards and option-based awards to NEO's

The following table provides a summary of outstanding share-based awards and option-based awards as at December 31, 2020 for the NEO's:

	Option-based Awards					Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Value of vested unexercised in- the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested (US$)
	Unvested	Vested
Jonathan Cherry Chairman, President and Chief Executive Officer	Nil Nil Nil 31,400 Nil Nil	114,700 121,200 250,000 68,800 144,900 56,200	6.585 6.499 6.597 7.538 7.019 8.492	Feb. 1, 2021 Jan. 5, 2022 Jun. 21, 2022 Mar. 30, 2023 Jan.7, 2024 Jan. 17, 2024	Nil Nil Nil Nil Nil Nil	398,725	1,359,652
Patrick Keenan Executive Vice President and Chief Financial Officer	Nil 20,300 Nil	900,000 24,100 93,800	5.286 7.538 7.019	Jun. 15, 2022 Mar. 30, 2023 Jan. 7, 2024	Nil Nil Nil	258,074	880,032
Richard Lock Senior Vice President and Project Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ryan Vogt Corporate Controller	Nil Nil Nil Nil 7,200 Nil Nil	18,300 21,500 10,000 5,000 15,900 29,700 8,500	6.585 6.499 8.751 7.513 7.538 7.019 8.492	Feb. 1, 2021 Jan. 5, 2022 Apr. 2, 2022 Jul. 25, 2022 Mar. 30, 2023 Jan. 7, 2024 Jan 17, 2024	Nil Nil Nil Nil Nil Nil Nil	86,285	294,232
Andrew Ware Chief Geologist	Nil Nil Nil Nil Nil Nil	11,500 15,600 11,200 10,000 18,000 8,500	6.585 6.499 7.538 8.641 7.019 8.492	Feb. 1, 2021 Jan. 5, 2022 Mar. 30, 2023 Apr. 3, 2023 Jan. 7, 2024 Jan. 17, 2024	Nil Nil Nil Nil Nil Nil	52,607	179,390

Notes: (1)      Represents the cumulative value of unexercised in-the-money options at December 31, 2020 for each NEO.

 (2) Represents Restricted Stock and Restricted Stock Units.

Incentive plan awards - value vested or earned during the year to NEO's

Name and Principal Position	Option-based awards - Value vested during the year (US$) (1)	Share-based awards -Value vested during the year (US$) (1)	Non-equity incentive plan compensation -Value earned during the year (US$)
Jonathan Cherry Chairman, President and Chief Executive Officer	Nil	71,900	412,000
Patrick Keenan Executive Vice President and Chief Financial Officer	Nil	65,600	160,000
Richard Lock Senior Vice President and Project Director	Nil	228,200	150,000
Ryan Vogt Corporate Controller	Nil	16,600	70,000
Andrew Ware Chief Geologist	Nil	11,900	80,000

Notes: (1)  For option-based awards, represents value that would have been realized if the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the option based award on the vesting date.  For share-based awards, represents value on the vesting date based on the market price of the common shares of the Company.

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Termination and Change of Control Benefits

PolyMet believes that termination and change of control benefits are necessary in order to attract and retain high caliber executive talent and to provide the Company with certainty and the flexibility to make a changes in executive management if such change is in the shareholder' best interests.  Termination and change of control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

Below is a summary of the agreement for termination and change of control benefits for each of the NEO's as of December 31, 2020.

Jonathan Cherry is Chairman, President and Chief Executive Officer.  The agreement with Mr. Cherry contains provisions for payments on termination without cause by the Company or termination by Mr. Cherry for good reason (as defined in the agreement) or in connection with a change of control, and contains conventional non-competition and claw back provisions.  The termination payment is equal to 2 times the highest annual salary based on the highest monthly salary during the previous 36 months and annual bonus target, the pro rata annual bonus, and health insurance benefits.

Patrick Keenan is Executive Vice President and Chief Financial Officer.  The agreement with Mr. Keenan contains provisions for payments on termination without cause by the Company or termination by Mr. Keenan for good reason (as defined in the agreement) or in connection with a change of control, and contains conventional non-competition and claw back provisions.  The termination payment is equal to 2 times the highest annual salary based on the highest monthly salary during the previous 36 months and annual bonus target, the pro rata annual bonus, and health insurance benefits.

Richard Lock is Senior Vice President and Project Director.  Mr. Lock does not have an agreement containing provisions for payments on termination of his employment without cause or in connection with a change of control or contain non-competition provisions.

Ryan Vogt is the Corporate Controller.  The agreement with Mr. Vogt contains provisions for payments on termination without cause by the Company or in connection with a change of control and contains conventional non-competition and claw back provisions.  The termination payment is equal to 1 times the highest annual salary based on the highest monthly salary during the previous 36 months, the pro rata annual bonus, and health insurance benefits.

Andrew Ware is the Chief Geologist.  Mr. Ware does not have an agreement containing provisions for payments on termination of his employment without cause or in connection with a change of control or contain non-competition provisions.

With respect to change of control benefits, PolyMet provides compensation if an NEO is terminated in connection with a change of control transaction on a "double trigger" basis, meaning that before such executive can receive compensation: (i) a change of control must occur; and (ii) the NEO's employment must be terminated for good reason or without cause.  Change of control benefits are granted to motivate the NEO's to act in the best interests of the shareholder by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation.  PolyMet believes that the "double trigger" change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

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The following table shows the amount payable for NEO's on December 31, 2020 had a triggering event occurred on December 31, 2020:

Named Executive Officer	Title	Termination and Change of Control Benefit (US$)
Jonathan Cherry	Chairman, President and Chief Executive Officer	2,397,200
Patrick Keenan	Executive Vice President and Chief Financial Officer	1,305,100
Richard Lock	Senior Vice President and Project Director	N/A
Ryan Vogt	Corporate Controller	339,600
Andrew Ware	Chief Geologist	N/A

Director Compensation

The following table sets forth all annual compensation awarded, earned, paid, or payable to directors of PolyMet during the year ended December 31, 2020, other than Mr. Jonathan Cherry whose compensation as a director is fully reflected in the summary compensation table for NEO's.

Director Name	Fees Earned (US$)	Option Awards (#)	Option Awards (US$)(1)	Share-based Awards (US$)	All other Compensation (US$)	Total (US$)
Nathan Bullock (4)	Nil	Nil	Nil	Nil	Nil	Nil
Dr. David Dreisinger	45,000	Nil	Nil	30,000	Nil	75,000
David J. Fermo (3)	23,800	Nil	56,700	Nil	Nil	80,500
W. Ian L. Forrest (2)	27,500	Nil	Nil	30,000	Nil	57,500
Peter Freyberg (4)	Nil	Nil	Nil	Nil	Nil	Nil
Roberto Huby (3)	Nil	Nil	Nil	Nil	Nil	Nil
Helen Harper(2)	Nil	Nil	Nil	Nil	Nil	Nil
Alan R. Hodnik	50,000	Nil	Nil	30,000	Nil	80,000
Hilmar Rode (5)	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Rowland	Nil	Nil	Nil	Nil	Nil	Nil
Michael M. Sill (2)	25,000	Nil	Nil	30,000	Nil	55,000

Notes: (1)  The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

 (2)  Mr. Forrest, Ms. Harper, and Mr. Sill resigned from the Board of Directors effective June 24, 2020.

 (3)   Mr. Fermo, Mr. Huby were appointed to the Board of Directors effective June 24, 2020.

 (4)  Mr. Freyberg resigned from the Board of Directors on February 26, 2020.

 (5)  Mr. Rode was appointed to the Board of Directors effective February 27, 2020 and resigned on June 29, 2020.

 (6)  Mr. Bullock was appointed to the Board of Directors effective July 1, 2020.

28 | Page

Incentive plan awards - outstanding share-based awards and option-based awards to directors

The following table provides a summary of outstanding share-based awards and option-based awards for the non-executive directors as at December 31, 2020:

Director Name	Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Value of vested unexercised in-the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested (US$)
	Unvested	Vested
Nathan Bullock	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. David Dreisinger	Nil Nil	15,000 30,000	6.912 8.492	Jan. 7, 2023 Dec. 16, 2023	Nil Nil	23,769	81,052
David J. Fermo	Nil	25,000	3.90	Jun. 25, 2030	Nil	Nil	Nil
Alan R. Hodnik	Nil Nil Nil	25,000 20,000 30,000	15.327 8.940 8.492	Mar. 10, 2021 Mar. 8, 2022 Dec. 16, 2023	Nil Nil Nil	23,769	81,052
Roberto Huby	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Rowland	Nil Nil Nil	25,000 30,000 20,000	8.940 8.492 8.058	Mar. 8, 2022 Dec. 16, 2023 Jan. 9, 2024	Nil Nil Nil	12,658	43,164

Notes:    (1)   Represents the cumulative value of unexercised in-the-money options at December 31, 2020 for each non-executive director.

 (2) Represents Deferred Stock Units.

Incentive plan awards - value vested or earned during the year for directors

Director Name	Option-based awards - Value vested during the year (US$) (1)	Share-based awards -Value vested during the year (US$) (1)	Non-equity incentive plan compensation -Value earned during the year (US$)
Nathan Bullock (4)	Nil	Nil	Nil
Dr. David Dreisinger	Nil	30,000	Nil
David J. Fermo (3)	Nil	Nil	Nil
W. Ian L. Forrest (2)	Nil	30,000	Nil
Peter Freyberg (4)	Nil	Nil	Nil
Roberto Huby (3)	Nil	Nil	Nil
Helen Harper(2)	Nil	Nil	Nil
Alan R. Hodnik	Nil	30,000	Nil
Hilmar Rode (5)	Nil	Nil	Nil
Stephen Rowland	Nil	Nil	Nil
Michael M. Sill (2)	Nil	30,000	Nil

Note:    (1)  For option-based awards, represents value that would have been realized if the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the option based award on the vesting date.  For share-based awards, represents value on the vesting date based on the market price of the common shares of the Company.

 (2)  Mr. Forrest, Ms. Harper, and Mr. Sill resigned from the Board of Directors effective June 24, 2020.

 (3)  Mr. Fermo, Mr. Huby were appointed to the Board of Directors effective June 24, 2020.

 (4)  Mr. Freyberg resigned from the Board of Directors on February 26, 2020.

 (5)  Mr. Rode was appointed to the Board of Directors effective February 27, 2020 and resigned on June 29, 2020.

 (6)  Mr. Bullock was appointed to the Board of Directors effective July 1, 2020.

29 | Page

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides an aggregate summary of information with respect to the compensation plans under which equity securities are authorized for issuance in effect as of December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights under compensation plans as at December 31, 2020	Weighted-average exercise price of outstanding options and rights under compensation plans as at December 31, 2020 (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) under compensation plans as at December 31, 2030(4)
Equity compensation plans approved by security holders (1)	3,186,682	7.62	6,522,696
Equity compensation plans approved by security holders (2)	364,000	N/A	Nil
Equity compensation plans not approved by security holders (3)	250,000	6.60	Nil
Total	3,800,682	N/A	6,522,696

Notes: (1) Includes the Omnibus Plan.

 (2)  Includes the Share Bonus Plan.

 (3) On June 21, 2012, Mr. Cherry was granted 250,000 options pursuant to the exception under section 613(c) of the TSX Company Manual.  83,334 options vested on June 21, 2012, 83,333 options vested December 6, 2013; and 83,333 options vested on March 22, 2019.

 (4) Based on 10% of the Company's issued and outstanding shares as at December 31, 2020 less options, bonus shares, restricted shares, restricted share units and deferred share units outstanding as at December 31, 2020.  250,000 options are excluded pursuant to the exception under section 613(c) of the TSX Company Manual.

ADDITIONAL INFORMATION

Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov under the company name "PolyMet".

Additional financial information is provided in the audited consolidated financial statements and MD&A for the most recently completed financial year.  Copies of the financial statements and MD&A can be obtained by contacting the Company in writing at 444 Cedar Street, Suite 2060, St. Paul, MN  55101 or by e-mail at info@polymetmining.com.  Copies of such documents will be provided to shareholder free of charge.

APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of PolyMet.

DATED at St. Paul, Minnesota, as of the 28th day of April, 2021.

By Order of the Board of Directors

signed "Jonathan Cherry"

Jonathan Cherry
Chairman, President & Chief Executive Officer

30 | Page

SCHEDULE "A"

POLYMET MINING CORP.
CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
1.		Board of Directors
	(a)	Disclose the identity of directors who are independent.

The Board of Directors have determined that Dr. David Dreisinger, David J. Fermo, and Alan R. Hodnik are "independent".

Under the Canadian Securities Administrators' National Instrument 58-101 - Disclosure of Corporate Governance Practices, a director is "independent" if he or she has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of that director's independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that Jonathan Cherry, Nathan Bullock, Roberto Huby, and Stephen Rowland are not independent.  Mr. Cherry serves as the Chairman, President and Chief Executive Officer.  Mr. Bullock, Mr. Huby, and Mr. Rowland are representatives of Glencore and the Board of Directors has chosen to deem them not independent at this time.

	(c)	Disclose whether or not a majority of directors are independent.	As a "controlled company," the Company's Board of Directors is not comprised of at least a majority of independent directors.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The Directors who are directors of other reporting issuers (or the equivalent) are:
			Name	Reporting Issuer
			Dr. David Dreisinger	Euro Manganese Inc. Search Minerals, Inc. Cascadero Copper
			Alan R. Hodnik	ALLETE, Inc.
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without management and non-independent directors present, at each in-person meeting of the Board and such other times as the independent directors deem necessary. Other than in person, meetings may also take place formally or informally over the telephone or electronically by way of e-mail.  During the period from January 1, 2020 to December 31, 2020, the independent directors met in person without management and the non-independent directors three times.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(f)

Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, Jonathan Cherry is not an independent director.

Alan R. Hodnik is the independent lead director.  The roles and responsibilities of the independent lead director are to provide effective Board leadership, oversee all aspects of the Company's direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each of the directors for all Board of Directors meetings for the period January 1, 2020 to December 31, 2020 is as follows:
			Name of Director	Attendance
			Jonathan Cherry	8/8
			Nathan Bullock appointed effective July 1, 2020	4/4
			Dr. David Dreisinger	8/8
			David J. Fermo appointed effective June 24, 2020	5/5
			W. Ian L. Forrest resigned effective June 24, 2020	3/3
			Helen Harper resigned effective June 24, 2020	3/3
			Alan R. Hodnik	8/8
			Roberto Huby appointed effective June 24, 2020	5/5
			Hilmar Rode appointed February 27, 2020 and resigned June 29, 2020	2/3
			Stephen Rowland	8/8
			Michael M. Sill resigned effective June 24, 2020	3/3
2.		Board Mandate - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

On February 27th, 2020, the Board of Directors approved amendments to the Board Mandate to address independence matters contained therein.  A copy of the Board Mandate can be found on the Company's website at www.polymetmining.com.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
3.	(a)

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors have developed a written position for the Chair and the committee Chairs.  The Charter of each committee sets out the responsibilities, duties and authority of all committee members.

(b)

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The Board of Directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	(a)

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)  the role of the board, its committees and its directors, and

(ii)  the nature and operation of the issuer's business.

New directors receive orientation, commensurate with their previous experience, on the business, technology and industry and on the responsibilities of directors.  In addition, they also receive a manual, which includes the Company's charters, mandates, codes and policies (the "Manual").

Orientation as to the nature and operation of the issuer's business occurs through various means, including presentations by management and employees to give the directors additional insight into the business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Continuing education is provided to the directors through the following means: 1) review and supply of revisions to the Manual; 2) regular updates on the Company's business; 3) notifications of changes in regulatory environment or director roles and responsibilities; 4) encouragement and funding to attend courses and conferences that will increase their own and the Board of Directors' effectiveness.

5.	(a)	Ethical Business Conduct Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board of Directors have adopted a written Code of Business Conduct and Ethics, (the "Code"), for its directors, officers and employees.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		CORPORATE GOVERNANCE PRACTICES
	(i) disclose how an interested party may obtain a copy of the written code.	A copy of the Code can be found on the Company's website at www.polymetmining.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

The Board monitors compliance with the Code through its Nominating and Corporate Governance Committee and the Compliance Officer.  In addition to answering questions or concerns regarding the Code, the Compliance Officer is responsible for: investigating possible violations of the Code (in conjunction with the Nominating and Corporate Governance Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.  The Company also has a compliance program whereby staff annually must sign off that they have read, understand and will abide by the Code.

(iii) provide a cross-reference to any material change report(s) filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by the Company since January 1, 2020, the beginning of the most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of the directors or executive officers may have a material interest.  Where appropriate, directors absent themselves from portions of a meeting of the Board of Directors or of a board committee to allow independent discussion of points in issue.

The Company complies with the relevant provisions under the Business Corporations Act (British Columbia) dealing with conflict of interest situations. Through directors' and officers' questionnaires and other systems, the Company gathers and monitors relevant information in relation to potential conflicts of interest a director or officer may have.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical buiness conduct.

The Board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and governing policies.

The directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
6.	(a)	Nomination of Directors Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to the Board of Director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills the Board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to the Board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a Board member.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

During 2020, the Nominating & Corporate Governance Committee was composed of W. Ian L. Forrest, Dr. David Dreisinger, and Michael M. Sill from January 1, 2020 to June 24, 2020 and was composed of Dr. David Dreisinger, Alan R. Hodnik, and Stephen Rowland from June 24, 2020 to December 31, 2020.  W. Ian L. Forrest, Dr. David Dreisinger, Michael M. Sill and Alan R. Hodnik were, in the opinion of the Board of Directors, independent under the rules of the TSX and the NYSE American. Stephen Rowland was, in the opinion of the Board of Directors, not independent and serves on the Nominating & Corporate Governance Committee as a result of the Company's status as a "controlled company".

The attendance record of each of the directors for all Nominating & Corporate Governance Committee meetings for the period January 1, 2020 to December 31, 2020 is as follows:

    Name                                                          Attendance

    David Dreisinger                                               3/3

    W. Ian L. Forrest                                               1/1

    Alan R. Hodnik                                                 2/2

    Stephen Rowland                                              2/2

    Michael M. Sill                                                 1/1

The Nominating and Corporate Governance Committee provides the Board with recommendations for nominees based on qualifications, including personal qualities, characteristics, skills, experience, accomplishments, reputation, current knowledge in the countries and communities in which PolyMet operates business, as well as consider the ability to commit adequate time and resources to the Company.  With respect to Glencore nominations, Glencore notifies the Company of its nominees, pursuant to the Corporate Governance Agreement, and the Nominating and Corporate Governance Committee assesses and confirms their eligibility to serve on the Board of Directors.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

On February 27th, 2020, the Nominating and Corporate Governance Committee and the Board of Directors approved amendments to the committee charter to address independence matters contained therein.  A copy of the Nominating and Corporate Governance Committee Charter can be found on the Company's website at www.polymetmining.com.

The Nominating and Corporate Governance Committee has full access to Company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	(a)	Compensation Describe the process by which the board determines the compensation for your company's directors and officers.

Compensation for directors and officers is determined by the Compensation Committee.  In determining compensation for the directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to PolyMet.  In determining compensation for officers, the Compensation Committee utilizes the process described in the Information Circular under the heading "Statement of Executive Compensation - Objectives Executive Compensation".

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

During 2020, the Compensation Committee was composed of Alan R. Hodnik, W. Ian L. Forrest and Stephen Rowland from January 1, 2020 to June 24, 2020 and was composed of Alan R. Hodnik, David J. Fermo, and Stephen Rowland from June 24, 2020 to December 31, 2020.  Alan R. Hodnik, W. Ian L. Forrest, and David J. Fermo were, in the opinion of the Board of Directors, independent under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Stephen Rowland was, in the opinion of the Board of Directors, not considered to be independent and serves on the Compensation Committee as a result of the Company's status as a "controlled company".

The Compensation Committee provides the Board with recommendations regarding the appointment, performance, succession and remuneration of officers, succession and leadership plans, remunerations and compensation policies.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

On February 27th, 2020, the Compensation Committee and the Board of Directors approved amendments to the committee charter to address independence matters contained therein.  A copy of the Compensation Committee Charter can be found on the Company's website at www.polymetmining.com.

The Compensation Committee has full access to Company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation consultant, The Human Well, has been retained since August 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet's incentive plans in contributing to corporate performance.  The Human Well will continue to provide PolyMet with these similar compensation consulting services for the current financial year.

8.		Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

The Company has a Health, Safety, Environment and Communities Committee whose purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment.  While the Company is not yet in production, the committee and board recognize that climate change is a worldwide concern and will develop a climate change strategy to provide an understanding of climate change risks applicable to the Company, how to monitor and mitigate those risks and what impact they will have on the environment, infrastructure and site closure plans.  The Company monitors applicable risks and maintains a risk register, which includes various social and environmental matters.

A copy of the charter can be found on the Company's website at www.polymetmining.com.

During 2020, the Health, Safety, Environment and Communities Committee was composed of Jonathan Cherry, Dr. David Dreisinger, Helen Harper and Alan R. Hodnik from January 1, 2020 to June 24, 2020 and was composed of Jonathan Cherry, Dr. David Dreisinger, Roberto Huby and Alan R. Hodnik from June 24, 2020 to December 31, 2020.

The Company also has a Technical Steering Committee whose purpose is to oversee the development of production of PolyMet mining projects.  The Committee reviews and assess the mine plan, financial model, project construction and operations.

During 2020, the Technical Steering Committee was composed of Jonathan Cherry, Dr. David Dreisinger and Helen Harper from January 1, 2020 to June 24, 2020 and was composed of Jonathan Cherry, Dr. David Dreisinger, and Roberto Huby from June 24, 2020 to June 30, 2020 and was composed of Jonathan Cherry, Dr. David Dreisinger, and Nathan Bullock from July 1, 2020 to December 31, 2020.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
9.

Assessments - Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

The Nominating and Corporate Governance Committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole, are reviewed on an annual basis.  To facilitate this annual assessment, the Board reviews an Annual Assessment Report and Questionnaires for the Board and each of its committees.

10.

Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for the Board of Directors. The Nominating and Corporate Governance Committee considers a number of factors when re-nominating incumbent directors or nominating new directors, including (i) personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community; (ii) current knowledge and contacts relevant to the Company's business; (iii) ability and willingness to commit adequate time and resources to Board and committee matters; and (iv) compliance with all legal and regulatory requirements of a Board member.

11.		Policies Regarding the Representation on the Board
	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors.  The Nominating and Corporate Governance Committee recommends Board nominations based on qualifications, regardless of gender.  The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

(b)

If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
12.

Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Nominating and Corporate Governance Committee recommends Board nominations based on qualifications, regardless of gender.  The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments.  If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Officer appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.
14.		Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions -

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

	(a)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

The Company does not have a "target" regarding women on its Board.  Board appointments are based on qualifications, regardless of gender.  The Company values diversity and is committed to providing equal opportunity in all aspects of the Company.

	(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company does not have a "target" regarding of women in executive officer positions.  Officer appointments are based on qualifications, regardless of gender.  The Company values diversity and is committed to providing equal opportunity in all aspects of the Company.

	(c)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	N/A

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
15.		Number of Women on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Zero out of seven (0%)
	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Zero out of four (0%)